                                                                    Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                 (COMPANY LOGO)
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                 STOCK CODE: 525

                             REVISED ANNUAL CAPS FOR
                        CONTINUING CONNECTED TRANSACTIONS

This announcement is made pursuant to Rule 14A.36 of the Listing Rules.

Reference is made to the announcement of the Company dated 5 November 2007 and the circular of the Company dated 10 November 2007 in respect of the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement. All of such agreements were approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with the Listing Rules.

Various operational adjustments have been introduced by the MOR to the effect that GR Group Company has become responsible for supervising passenger locomotive traction while the Group has become responsible for administering freight locomotive traction. As a result of such changes in the respective roles of GR Group Company and the Group, it is expected that more transportation-related services will be sought by GR Group Company and the Company from each other and the amount of transportation services including the leasing of locomotives, train repair and maintenance services to be mutually provided by GR Group Company and the Group under the GR Comprehensive Services Agreement is therefore expected to increase. In addition, due to the increase in purchase costs of diesel, railroads, steel tracks and other transportation and maintenance materials, and the additional railway-related construction and maintenance works relating to the Group that are expected to be undertaken by GR Group Company, it is anticipated that the transaction amount between the Company and GR Group Company for the three financial years ending 31 December 2010 under the GR Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GR Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB5,829.05 million, RMB6,703.41 million and RMB7,708.92 million, respectively.

Due to the snowstorm occurred in early 2008 and changes in state policy resulting in upward adjustments of costs and surcharges, and the additional railway-related construction and maintenance works relating to the Group (including normal repair of building constructions, repair and maintenance of barriers and fences, construction of green railroads and railroad maintenance, management and maintenance of marshalling terminals and also technical stations of passenger trains, centralization of railroad reparation and supply of crossties, construction and reparation of video monitoring system for railroads, etc.) that are expected to be undertaken by YC, it is also expected that the transaction amount between the Company and YC for the three financial years ending 31 December 2010 under the YC Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the YC Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB824.68 million, RMB948.38 million and RMB1,090.64 million, respectively.

Due to the snowstorm and the increase of costs and surcharges as explained above, and SZ Civil Engineer has been held and controlled by GS since May 2008 to the effect that all the transactions carried out between SZ Civil Engineer and the Company have become transactions under the GS Comprehensive Services Agreement since then, it is therefore further expected that the transaction amount between the Company and GS for the three financial years ending 31 December 2010 under the GS Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GS Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB345 million, RMB396.75 million and RMB456.26 million, respectively.

Pursuant to Rule 14A.36 of the Listing Rules, the Proposed Revised Caps are subject to the approval of the Independent Shareholders.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Proposed Revised Caps. A circular will be despatched to the Shareholders as soon as practicable containing (1) details of the Proposed Revised Caps; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and
(4) the notice of the EGM.

Reference is made to the announcement of the Company dated 5 November 2007 and the circular of the Company dated 10 November 2007 in respect of the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement.

1.   GR COMPREHENSIVE SERVICES AGREEMENT

     (I)  BACKGROUND

          On 5 November 2007, the Company and GR Group Company entered into the GR Comprehensive Services Agreement pursuant to which GR Group Company and the Company agreed to mutually provide certain services to each other.

          Services to be provided by GR Group Company to the Company include:

          (a) social and related services (such as hygiene and epidemic prevention services);

          (b) transportation services (such as (i) production co-ordination, safety management and scheduling; (ii) leasing of passenger coaches and freight trains; (iii) passenger co-ordination, locomotive traction, train repair and ticket sale services; and
               (iv) sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) railway related services (such as (i) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services; (ii) agency services for purchase of railway transportation related materials on behalf of the Company; and (iii) settlement related services including settlement service and provision of financial facilities).

          Services to be provided by the Company to GR Group Company include:

          (a) certain passenger co-ordination, locomotive traction, train repair and ticket sale services; and

          (b)  wheel repair service.

          The GR Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

          As GR Group Company is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GR Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GR Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

     (II) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the GR Comprehensive Services Agreement are set out below:


                                     ORIGINAL ANNUAL CAPS                       PROPOSED REVISED CAPS
                                          (RMB million)                              (RMB million)
TYPES OF SERVICES                FOR THE YEAR ENDED 31 DECEMBER             FOR THE YEAR ENDING 31 DECEMBER
                                   2008       2009         2010              2008           2009         2010

Social and related                76.05
  services (Note 1)               76.05        76.36        76.72    (no change)           87.46       100.58
Transportation services
  provided to the
  Company (Note 2)             1,640.41     1,847.43     2,077.81          2,450        2,817.5      3,240.13
Railway related
  services (Note 3)              974.68     1,019.59     1,068.7           1,452        1,669.8      1,920.27
Transportation services
  provided by the
  Company (Note 4)             1,252.53     1,396.29     1,556.49          1,851        2,128.65     2,447.95
                               --------     --------     --------    --------------     --------     --------
TOTAL:                         3,943.67     4,339.67     4,779.72          5,829.05     6,703.41     7,708.92
                               ========     ========     ========    ==============     ========     ========

Note 1: In respect of social and related services provided by GR Group Company to the Company (or its employees):

     (a) for hygiene and epidemic prevention services, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined based on standards set by the relevant provincial government (without any adjustments); and

     (b) for recuperative and nursery services, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined based on the actual costs or expenses incurred by GR Group Company for the provision of such services (without any mark-up).

Note 2: In respect of transportation services provided by GR Group Company to the Company:

     (a) for production co-ordination, safety management and scheduling, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by the GR Group Company for the provision of all the relevant services, together with a mark-up of 8% in respect of production coordination and scheduling services, divided by the total amount of services provided during such period) and the actual volume of services provided by GR Group Company;

     (b) for leasing of passenger coaches and freight trains, the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the settlement method issued by the MOR;

     (c) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., the prices have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the following principles:

          (i)  market price (if available);

          (ii) if market price is not available, settlement method or pricing standards issued by the MOR;

          (iii)if neither (i) or (ii) is available, the pricing shall be determined with reference to the full cost incurred by GR Group Company for the provision of such services plus a mark-up of 8%; and

     (d) for passenger services such as sale of train tickets, provision of catering services on board and sale of merchandise on trains, the prices comprise of a service contract fee (which is determined with reference to the total cost incurred by the GR Company for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined after arm's length negotiations between the parties.

Note 3: In respect of railway related services provided by GR Group Company to the Company:

     (a) for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the costs incurred by GR Group Company for the provision of such services plus a mark-up of 8%;

     (b) for agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are:
          (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and (ii) 5% for other materials. Such service fees have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined on an arm's length basis taking into account the past dealings between the parties; and

     (c) for settlement related services, at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

Note 4: In respect of transportation and related services provided by the Company to GR Group Company:

     (a) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, to GR Group Company, the prices of which have been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined in accordance with the principles set out in Note 2(c) above; and

     (b) for wheel repair service, the price of which has been and will continue to be, pursuant to the GR Comprehensive Services Agreement, determined with reference to the costs incurred by the Company for the provision of such services plus a mark-up of 8%.

GENERAL

Note 1: The mark-up of 8% is determined by the Company and GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.

For the eight months ended 31 August 2008, the aggregate service fees payable by the Company and GR Group Company to each other under the GS Comprehensive Services Agreement were approximately RMB3,561.74 million, representing 90.32% of the total original annual cap of RMB3,943.67 million for the year ending 31 December 2008. Such aggregate service fees as of 31 August 2008 comprised of (i) RMB2.52 million in respect of social and related services provided by GR Group Company to the Company (or its employees), representing approximately 3.31% of the annual cap of RMB76.05 million; (ii) RMB1,542.78 million in respect of transportation services provided by GR Group to the Company, representing approximately 94.05% of the original annual cap of RMB1,640.41 million; (iii) RMB856.20 million in respect of railway related services provided by GR Group Company to the Company, representing approximately 87.84% of the original annual cap of RMB974.68 million; and (iv) RMB1,137.56 million in respect of transportation services provided by the Company to GR Group Company, representing approximately 90.82% of the original annual cap of RMB1,252.53 million.

Various operational adjustments have been introduced by the MOR to the effect that GR Group Company has become responsible for supervising passenger locomotive traction while the Group has become responsible for administering freight locomotive traction. As a result of such changes in the respective roles of GR Group Company and the Group, it is expected that more transportation-related services will be sought by GR Group Company and the Company from each other and the amount of transportation services including the leasing of locomotives, train repair and maintenance services to be mutually provided by GR Group Company and the Group under the GR Comprehensive Services Agreement is therefore expected to increase. In addition, due to the increase in purchase costs of diesel, railroads, steel tracks and other transportation and maintenance materials, and the additional railway-related construction and maintenance works relating to the Group that are expected to be undertaken by GR Group Company, it is anticipated that the transaction amount between the Company and GR Group Company for the three financial years ending 31 December 2010 under the GR Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GR Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB5,829.05 million, RMB6,703.41 million and RMB7,708.92 million, respectively. The Proposed Revised Caps are determined based on: (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company and GR Group Company to each other under the GS Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.


2.   YC COMPREHENSIVE SERVICES AGREEMENT

     (I)  BACKGROUND

          On 5 November 2007, the Company and YC entered into the YC Comprehensive Services Agreement pursuant to which YC agreed to provide the following services to the Company:

          (a) social services (such as hygiene and epidemic prevention services, security services and nursery services);

          (b) passenger services (such as sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) other welfare or railway-related services (such as (i) property management, and construction and maintenance services; (ii) leasing of properties; (iii) sale of residential properties to the Company's employees; and (iv) sale of railway tracks).

          The YC Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

          As YC is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the YC Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The YC Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.

     (II) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the YC Comprehensive Services Agreement are set out below:

                               ORIGINAL ANNUAL CAPS                   PROPOSED REVISED CAPS
                                    (RMB million)                          (RMB million)
TYPES OF SERVICES         FOR THE YEAR ENDED 31 DECEMBER          FOR THE YEAR ENDING 31 DECEMBER
                            2008       2009       2010          2008            2009            2010

Social services
  (Note 1)                 296.88     341.41     392.63             425             488.75           562.06
Passenger services          49.68      57.13      65.7
  (Note 2)                  49.68      57.13      65.7      (no change)     (no change)      (no change)
Other welfare or
  railway-related
  services (Note 3)        100.69     115.8      133.17             350             402.5            462.88
                           ------     ------     ------     --------------  --------------   --------------
TOTAL:                     447.25     514.34     591.5              824.68          948.38         1,090.64
                           ======     ======     ======     ==============  ==============   ==============

Note 1: Prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services.

Note 2: Prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, comprising of service contract fee (which is determined with reference to the total cost incurred by the GR Group Company for the provision of such passenger services in the past years) and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

Note 3: (i)  For property management, and construction and maintenance services, etc., the prices of most of which have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services plus a mark-up of 8%;

        (ii) For leasing of properties, the rental of which shall not exceed the market price or an amount payable by any third parties to YC for the same properties;

        (iii)For sale of residential properties to the Company's employees, prices are charged at a price to be determined with reference to the costs of construction and the selling price as prescribed by the local government; and

        (iv) For sale of railway tracks, the prices have been and will continue to be, pursuant to the YC Comprehensive Services Agreement, to be determined with reference to the market price or an applicable guidance price in the industry.


GENERAL

Note 1: The mark-up of 8% is determined by the Company and YC after negotiations with regard to (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.

For the eight months ended 31 August 2008, the aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement were approximately RMB342.02 million, representing 76.47% of the total original annual cap of RMB447.25 million for the year ending 31 December 2008. Such aggregate service fees as of 31 August 2008 comprised of (i) RMB235.66 million in respect of social services, representing approximately 79.38% of the original annual cap of RMB296.88 million; (ii) RMB10.66 million in respect of passenger services, representing approximately 21.46% of the annual cap of RMB49.68 million; and (iii) RMB95.70 million in respect of other welfare or railway related services, representing approximately 95.04% of the original annual cap of RMB100.69 million.

Due to the snowstorm occurred in early 2008 and changes in state policy resulting in upward adjustments of costs and surcharges, and the additional railway-related construction and maintenance works relating to the Group (including normal repair of building constructions, repair and maintenance of barriers and fences, construction of green railroads and railroad maintenance, management and maintenance of marshalling terminals and also technical stations of passenger trains, centralization of railroad reparation and supply of crossties, construction and reparation of video monitoring system for railroads, etc.) that are expected to be undertaken by YC, it is also expected that the transaction amount between the Company and YC for the three financial years ending 31 December 2010 under the YC Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the YC Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB824.68 million, RMB948.38 million and RMB1,090.64 million, respectively. The Proposed Revised Caps are determined based on: (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.


3.   GS COMPREHENSIVE SERVICES AGREEMENT

     (I)  BACKGROUND

          On 5 November 2007, the Company and GS entered into the GS Comprehensive Services Agreement pursuant to which GS agreed to security, property management, property construction and maintenance and other services to the Company.

          The GS Comprehensive Services Agreement has a term of 3 years ending on 31 December 2010.

          As GS is a wholly-owned subsidiary of GR Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, the transactions under the GS Comprehensive Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The GS Comprehensive Services Agreement was approved by the Independent Shareholders at an extraordinary general meeting held on 27 December 2007 in compliance with Rules 14A.48 to 14A.54 of the Listing Rules.


     (II) REVISION OF ANNUAL CAPS

          The original annual caps, the Proposed Revised Caps and the pricing determination under the GS Comprehensive Services Agreement are set out below:

                                          ORIGINAL ANNUAL CAPS                         PROPOSED REVISED CAPS
                                              (RMB million)                                (RMB million)
TYPES OF SERVICES                     FOR THE YEAR ENDED 31 DECEMBER               FOR THE YEAR ENDING 31 DECEMBER
                                    2008            2009           2010           2008           2009          2010

Security and other
  services (Note 1)               197.64          227.28         261.38            345         396.75         456.26
                                  ======          ======         ======            ===         ======         ======

Note 1: The prices have been and will continue to be, pursuant to the GS Comprehensive Services Agreement, determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the past pricing arrangement.

For the eight months ended 31 August 2008, the aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement were approximately RMB97.68 million, representing 49.42% of the total original annual cap of RMB197.64 million for the year ending 31 December 2008.

Due to the snowstorm occurred in early 2008 and changes in state policy resulting in upward adjustments of costs and surcharges, and SZ Civil Engineer has been held and controlled by GS since May 2008 to the effect that all the transactions carried out between SZ Civil Engineer and the Company have become transactions under the GS Comprehensive Services Agreement since then, it is therefore further expected that the transaction amount between the Company and GS for the three financial years ending 31 December 2010 under the GS Comprehensive Services Agreement will exceed the original projection. Accordingly, it is proposed that the total annual caps for the transactions under the GS Comprehensive Services Agreement for the three financial years ending 31 December 2010 will be adjusted to RMB345 million, RMB396.75 million and RMB456.26 million, respectively. The Proposed Revised Caps are determined based on: (i) the reasons for expected increase in transaction amounts as explained above; (ii) the actual aggregate service fees payable by the Company to GS under the GS Comprehensive Services Agreement during the eight months ended 31 August 2008 as set out above; and (iii) an estimated annual growth rate of 15% for service fees, with reference to the average growth rate of GDP in the Guangdong province between 2005 and 2007 of approximately 14%. The Directors are of the view that the projected growth rates adopted for determining the Proposed Revised Caps are fair and reasonable.


GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services.

GR Group Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company, together with its subsidiaries (including YC and GS), is the only available provider in the market for certain services that the Company requires in its operations. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company, which, together with its subsidiaries, administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement in order to facilitate the operations of the Company.

The Directors (including the independent non-executive Directors) consider that the respective transactions under the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement and the GS Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group, are conducted on an arm's length basis and on normal commercial terms. The executive and non-executive Directors also consider that the Proposed Revised Caps are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Pursuant to Rule 14A.36 of the Listing Rules, the Proposed Revised Caps are subject to the approval of the Independent Shareholders.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the GR Comprehensive Services Agreement and/or the YC Comprehensive Services Agreement and/or the GS Comprehensive Services Agreement shall exceed the Proposed Revised Caps, or that there is any material amendment to the respective terms of such agreements.

The Proposed Revised Caps will be subject to approval by the Independent Shareholders in an extraordinary general meeting by way of poll where GR Group Company and its associates will abstain from voting. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Proposed Revised Caps. Each of the members of the Independent Board Committee has confirmed that he has no material interest in the subject transactions.

A circular will be despatched to the Shareholders as soon as practicable containing (1) details of the Proposed Revised Caps; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and
(4) the notice of the EGM.


DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"associate(s)"          has the meaning ascribed thereto under the Listing Rules

"Board"                 the board of Directors

"Company"               Guangshen Railway Company Limited (CHINESE CHARACTERS),
                        a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE and the ADSs of which are listed on NYSE

"Directors"             the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held for the purpose of considering the Proposed Revised Caps

"GDP"                   Gross domestic product

"GR Comprehensive       the comprehensive services agreement entered into
   Services Agreement"  between GR Group Company and the Company dated 5
                        November 2007 in relation to the mutual provision of services by GR Group Company and/or its associates to the Company or vice versa

"GR Group Company"      Guangzhou Railway (Group) Company (CHINESE CHARACTERS),
                        a state-owned enterprise under the administration of the MOR and also the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company

"Group"                 the Company and its subsidiaries

"GS" Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS), a wholly-owned subsidiary of the GR Group Company

"GS Comprehensive       the comprehensive services agreement entered into
   Services Agreement"  between GS and the Company dated 5 November 2007 in relation to the provision of certain services by GS


"HK$"                   Hong Kong dollars, the lawful currency of Hong Kong

"H Share(s)"            overseas listed foreign Share(s), which are subscribed
                        for and traded in Hong Kong dollars on HKSE

"HKSE"                  The Stock Exchange of Hong Kong Limited

"Hong Kong"             The Hong Kong Special Administrative Region of the PRC

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


"Independent Board      an independent committee of the Board comprising Dai
   Committee"           Qilin, Wilton Chau Chi Wai, Lu Yuhui who are independent
                        non-executive Directors

"Independent            Shareholders other than GR Group Company and its
  Shareholders"         associates

"Listing Rules"         the Rules Governing the Listing of Securities on HKSE

"MOR"                   Ministry of Railways (CHINESE CHARACTERS), PRC

"NYSE"                  The New York Stock Exchange, Inc.

"PRC"                   The People's Republic of China

"Proposed Revised Caps" the proposed new annual caps  for the  three  financial years ending 31 December 2010 in respect of the transactions under the GR Comprehensive Services Agreement and/or the YC Comprehensive Services Agreement and/or the GS Comprehensive Services Agreement

"RMB"                   Renminbi, the lawful currency of the PRC

"Shareholder(s)"        holder(s) of Shares

"Share(s)"              shares of nominal value RMB1.00 each in the share
                        capital of the Company

"SZ Civil Engineer"     Shenzhen Guang Tie Civil Engineering Co. Ltd. (CHINESE
                        CHARACTERS), a limited liability company incorporated in the PRC which is owned as to 51% by GS as at the date of this announcement and is principally engaged in the construction of public facilities, railroad, building and bridges and provides construction services to the Company from time to time

"YC" Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS), a PRC state-owned enterprise and a wholly-owned subsidiary of GR Group Company

"YC Comprehensive
   Services Agreement"  the comprehensive services agreement entered into between YC and the Company dated 5 November 2007 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa

"%"                     per cent




                                                  By Order of the Board
                                            GUANGSHEN RAILWAY COMPANY LIMITED
                                                      GUO XIANGDONG
                                                    Company Secretary


Shenzhen, the PRC, 9 October 2008

As at the date of this announcement, the Board comprises:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping
Liu Hai

NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Yu Zhiming

INDEPENDENT NON-EXECUTIVE DIRECTORS
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui

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